August 29, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management

    Mail Stop 0505

Re:	Alternative Investment Partners Absolute Return Fund II P (“Feeder Fund”)

File Numbers 811-22193 & 333-149943

Alternative Investment Partners Absolute Return Fund II A (“Master Fund”)

File Numbers 811-22192 & 333-149942

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your telephonic comments, delivered July 31, 2008, regarding Pre-Effective Amendment No. 1 to each Fund’s registration statement filed on Form N-2 on July 3, 2008 with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to each Fund’s registration statement in response to the staff’s comments and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in Pre-Effective Amendment No. 2 to each Fund’s registration statement, each of which will be filed via EDGAR on or about the date hereof (each, an “Amendment”). Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

General

Comment 1.	Please continue to advise the staff of the status of FINRA’s review of the proposed underwriting terms and arrangements of the transactions involved in each Fund’s registration statement.

Response 1. FINRA has issued a letter confirming that it has raised no objections to the underwriting terms and arrangements of the transactions involved in each Fund’s registration statement.

Comment 2.	In response to Comment 8 in the staff’s comment letter, dated March 28, 2008 (the “Comment Letter”), concerning each Fund’s initially filed registration statement, you clarified that the Master Fund may also invest in funds excepted from the definition of investment company under §3(c)(7) of the 1940 Act, in addition to §3(c)(1) funds. Please confirm that such §3(c)(7) funds are known as “hedge funds.”

Response 2. As is currently disclosed in the prospectus, the Master Fund is a fund of hedge funds that invests substantially all its assets in underlying hedge funds. These hedge funds rely on either Section 3(c)(1) or 3(c)(7) for their 1940 Act exemption.

Comment 3.	In your response to Comment 9 in the Comment Letter, you indicated that disclosure has been added clarifying the risks of the Master Fund investing a substantial portion of its assets in a particular style of hedge fund. Please indicate exactly where the disclosure has been added.

Response 3. The disclosure has been added to “Summary of Terms - Risk Factors” (the sixth bullet in the risks relating to the Master Fund’s investment in Investment Funds) and “Other Risks - Potential Significant Effect of the Performance of a Limited Number of Investments or Strategies.”

Comment 4.	With respect to Comment 11 from the Comment Letter, please clarify that the 15% limitation on the amount of the Master Fund’s gross assets that may be invested in any particular Investment Fund does not conflict with the disclosure that the Master Fund may invest in more than 5% of an Investment Fund’s outstanding securities pursuant to a voting waiver arrangement discussed under a later passage sub-captioned “Investments in Non-Voting Stock; Inability to Vote.”

Response 4. As set forth in our response to Comment 11 from the Comment Letter, the two policies do not conflict. The 15% limitation relates to the percentage of assets of the Master Fund that may be invested in a particular Investment Fund, while the 5% limitation/voting waiver arrangement relates to the percentage of an Investment Fund’s outstanding securities that may be acquired by the Master Fund. A cross-reference to the disclosure regarding the voting waiver arrangements applicable if the Master Fund acquires more than 5% of an Investment Fund’s outstanding securities has been inserted at the end of the discussion concerning the 15% limitation on the amount of the Master Fund’s gross assets that may be invested in any particular Investment Fund.

Comment 5.	With respect to Comment 13 from the Comment Letter, we suggest that you consider revising the language to distinguish cash investments for defensive purposes and cash investments for other purposes.

Response 5. The language in the Prospectus has been revised to separate the concepts of cash investments for temporary defensive purposes and cash investments for other purposes, such as to maintain liquidity to effect repurchases of the Master Fund’s shares.

Comment 6.	With respect to the last sentence of Comment 15 from the Comment Letter, please insert disclosure clarifying how the advisory fee is calculated with respect to newly sold shares.

Response 6. The following sentences have been added to “Summary of Terms—Purchase of Shares” and “Purchases of Shares—Purchase Terms”: “Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first business day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.”

Comment 7.	In your response to Comment 16 in the Comment Letter, you indicated that disclosure has been added to clarify that the four business day advance period is necessary for the Master Fund to invest the funds in Investment Funds as of the effective date of an investor’s purchase of shares, thus enabling the investor to obtain the maximum benefit from its investment. Please indicate exactly where the disclosure has been added.

Response 7. The disclosure has been added to “Summary of Terms - Purchase of Shares” and “Purchases of Shares - Purchase Terms.”

Comment 8.	In your response to Comment 19 in the Comment Letter, you indicated that disclosure has been added regarding several risk factors. Please indicate exactly where the disclosure has been added.

Response 8. (a) Disclosure regarding risks relating to subprime mortgage and credit market turmoil has been added to “Summary of Terms - Risk Factors” (the third bullet under the risks of investing in each Fund), “Types of Investments and Related Risks - Investment Related Risks - Highly Volatile Markets” and “- Mortgage-Backed Securities.”

(b) Disclosure regarding risks relating to regulatory changes has been added to “Summary of Terms - Risk Factors” (the last bullet under the risks of investing in each Fund) and “Other Risks - Legal and Regulatory Risks.”

(c) Disclosure regarding risks relating to lockups has been added to “Summary of Terms - Risk Factors” (the tenth bullet under the risks of the Master Fund’s investment in Investment Funds) and “Types of Investments and Related Risks - Special Investment Instruments and Techniques - Restricted and Illiquid Investments.”

(d) Disclosure regarding risks relating to side pockets has been added to “Types of Investments and Related Risks - Special Investment Instruments and Techniques - Restricted and Illiquid Investments.”

(e) Disclosure regarding risks relating to concentration of investments by Investment Funds has been added to “Summary of Terms - Risk Factors” (the twelfth bullet under the risks of investing in each Fund).

(f) Disclosure regarding risks relating to Investment Funds’ investments in non-U.S. securities has been added to “Summary of Terms - Risk Factors” (the sixth bullet under the risks of investing in each Fund).

Comment 9.	With respect to your response to Comment 21 from the Comment Letter, please add disclosure clarifying the types of derivative instruments in which the Master Fund may invest directly.

Response 9. Disclosure has been added to “Types of Investments and Related Risks - General” to clarify that the derivatives in which the Master Fund may invest directly include total return swaps, options and futures.

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As you have requested and consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 878-3412. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione

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